BD 3/9

05037463

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC MAIL RECEIVED FEB 28 2005 WASH. D.C. 213 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City National Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. Roxbury Drive, 7th Fl.
(No. and Street)

Beverly Hills (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Mooney (310) 888-6438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite #2000 (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/11

OATH OR AFFIRMATION

I, Michael Nunnelee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/24/2005

AIDA SIMONYAN
Commission # 1297722
Notary Public - California
Los Angeles County
My Comm. Expires Mar 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Michele Maslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City National Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 24 DAY OF Feb, 2005.

BY [signature]

NOTARY PUBLIC

Notary Public

Michele Maslow

Signature

Chief Financial Officer

Title

SETA BARBERENA
Commission # 1484603
Notary Public - California
Los Angeles County
My Comm. Expires Apr 20, 2008

STATE OF California

COUNTY OF Los Angeles

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
City National Securities, Inc.:

We have audited the accompanying statement of financial condition of City National Securities, Inc., a wholly owned subsidiary of City National Bank, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2005

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	10,436,677
Receivables from clearing organizations		1,027,839
Marketable securities		5,977,450
Receivables from related parties		299,202
Deferred tax asset		371,354
Total assets	$	18,112,522

Liabilities and Stockholder's Equity

Liabilities:		
Income tax payable	$	625,510
Accrued expenses		180,023
Total liabilities		805,533
Commitments		
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,999,000
Retained earnings		14,306,989
Total stockholder's equity		17,306,989
Total liabilities and stockholder's equity	$	18,112,522

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

City National Securities, Inc. (the Company), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the National Association of Securities Dealers and is engaged in the business of providing brokerage services to retail clients. The Bank is a wholly owned subsidiary of City National Corporation (the Corporation). The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000.

City National Securities, Inc. is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through National Financial Services LLC.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis.

(d) Fair Value of Financial Instruments

Marketable securities are carried at fair value on a trade-date basis, based on publicly reported bid and asked quotations, or amounts approximating fair value. The Company marks to market its open inventory positions on a monthly basis. Other assets, including cash and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period of maturity. Similarly, liabilities are carried at amounts approximating fair value.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

City National Securities, Inc. is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by City National Corporation. City National Securities, Inc. may also be included in certain state and local tax returns of City National Corporation or its subsidiaries. The

Company's tax sharing agreement with the Bank provides that income taxes be based on the separate results of City National Securities, Inc. The agreement generally provides that the Company pay to the Bank amounts equal to the taxes that City National Securities, Inc. would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds City National Securities, Inc. would be entitled to if it had always filed a separate company tax return.

(f) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Subdistribution and Shareholder Servicing Fees

The Company serves as subdistributor for the Class A shares of ten open-end mutual funds of the CNI Charter Funds (the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, Corporate Bond Fund, High Yield Bond Fund, California Tax Exempt Bond Fund, Government Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, and Technology Growth Fund, collectively, the Funds) managed by City National Asset Management, Inc., a wholly owned subsidiary of the Bank. SEI Investments Distribution Co. serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company receives fees of 0.30% on an annual basis on the Prime Money Market Fund, Government Money Market Fund, California Tax Exempt Money Market Fund, High Yield Bond Fund, and Technology Growth Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the California Tax Exempt Bond Fund, Large Cap Value Equity Fund, Large Cap Growth Equity Fund, Corporate Bond Fund, and Government Bond Fund Class A share net assets.

The Company has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class A share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives net fees of 0.17% on an annual basis on the Prime Money Market Fund and Government Money Market Fund Class A share net assets. The Company receives net fees of 0.18% on an annual basis on the California Tax Exempt Money Market Fund Class A share net assets. The Company receives fees of 0.25% on an annual basis on the remaining respective Funds' Class A share net assets.

(3) Transactions with Affiliates

Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are reimbursed by the Company pursuant to an agreement between City National Securities, Inc. and the Bank.

(Continued)

(4) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for customers and its proprietary inventory accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect on the Company's financial condition.

(5) Regulatory Requirements

City National Securities, Inc. is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2004, City National Securities, Inc. had net capital of $16,536,182, which was $16,286,182 in excess of the required minimum net capital of $250,000. City National Securities, Inc.'s ratio of total aggregate indebtedness to net capital was 0.049-to-1.0 as of December 31, 2004.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset at December 31, 2004 are presented below:

Deferred tax asset:		
State taxes	$	371,354
Total deferred tax asset	$	371,354

In addressing the realizability of deferred assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

(7) Commitments

During 2004, the Company entered into an operating lease with third-party electronic media storage provider, the term of which expires in July 2007. At December 31, 2004, the Company's future minimum payments under this lease are as follows:

2005	$	15,000
2006		15,000
2007		7,500
	$	37,500